Exhibit (a)(1)(E)

DRUGSTORE.COM, INC.

Promise to Make Cash Payment and Option Amendment

TO:	[EMPLOYEE NAME]

FROM:	Yukio Morikubo

DATE:	[DATE]

SUBJECT:	Amendments of Your Stock Options and Cash Payment

By submitting to drugstore.com, inc. (“drugstore.com”) a properly completed and signed Election/Withdrawal Form indicating your election to participate in the offer, you have elected to amend the exercise price per share of your eligible options to the “new exercise price” which will be (i) the fair market value per share of the Company’s common stock on the date of grant or (ii) if the closing selling price per share of the Company’s common stock on the expiration date is less than the fair market value of the Company’s common stock on the date of grant, then the greater of (x) the closing selling price per share of the Company’s common stock on the expiration date or (y) the original exercise price. Your election applies to all of your eligible options (whether vested or unvested). We have accepted your election with respect to the amended options listed in the attached schedule entitled Schedule of Amended Options and Cash Payment (the “Schedule”). These amended options are now exercisable at the new exercise price as listed in the attached Schedule.

In exchange for your agreement to amend the exercise price per share of your eligible options to the new exercise price, drugstore.com hereby promises to pay you a cash payment as described in the attached Schedule. Any such cash payments will be paid, less applicable tax withholdings, on the first payroll date in 2009. The cash payment is not subject to vesting.

This memorandum (“Memorandum”) amends each of your eligible options as shown in the attached Schedule. To the extent not amended by this Memorandum, the terms and conditions of the drugstore.com 1998 Stock Plan and applicable stock option agreement under which the eligible options were originally granted shall remain in effect. This Memorandum is subject to the terms and conditions of the offer as set forth in the Offer to Amend the Exercise Price of Certain Options, the Election/Withdrawal Form, and the Initial Communication dated November 12, 2008. The terms and conditions of these documents shall be incorporated herein by reference and, in addition to the Memorandum, shall be referred to collectively as the “Tender Offer Documents.” The Tender Offer Documents reflect the entire agreement between you and drugstore.com with respect to this transaction. This Memorandum may be amended only by means of a writing signed by you and an authorized officer of drugstore.com.

drugstore.com, inc.

By:

Date:

Title:

Schedule of Amended Options and Cash Payment

Name:
ID:

The following is the schedule of your drugstore.com amended options:

Option Number	Number of Shares	New Exercise Price	Cash Payment Per Share	Total Cash Payment